



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/17/14

January 14, 2015

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-14-15

Re: The Boeing Company
Incoming letter dated December 17, 2014

Dear Mr. Lohr:

This is in response to your letter dated December 17, 2014 concerning the shareholder proposal submitted to Boeing by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 9, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Nicole M. Hudak
The City of New York
Office of the Comptroller
nhudak@comptroller.nyc.gov

January 14, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 17, 2014

The proposal urges the compensation committee to amend Boeing's clawback policy in the manner set forth in the proposal.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

KATHRYN E. DIAZ
GENERAL COUNSEL

OFFICE OF THE GENERAL COUNSEL

NICOLE M. HUDAK
ASSOCIATE GENERAL COUNSEL

MUNICIPAL BUILDING
ONE CENTRE STREET, 6TH FLR. NORTH
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-7602
FAX: (212) 669-2884
NHUDAK@COMPTROLLER.NYC.GOV

January 9, 2015

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Boeing Company
Shareholder Proposal submitted by the New York City Pension Funds

Ladies and Gentlemen:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 17, 2014 letter (the "Company Letter") submitted by Michael F. Lohr, Vice President, Assistant General Counsel, and Corporate Secretary of The Boeing Company ("Boeing" or the "Company"). Boeing contends that the Funds' above-referenced executive compensation clawback proposal (the "Proposal") may be omitted from the Company's 2015 proxy materials and seeks confirmation from the Staff of the Division of Corporation Finance (the "Staff") that enforcement action will not be recommended if the Company omits the Proposal.

The Company wrongly seeks to exclude the Proposal from its 2015 proxy materials pursuant to Rule 14a-8(i)(3) because: (1) the phrases "significant financial or reputational harm" and "to manage or monitor conduct or risks" render the Proposal impermissibly vague; and (2) the Proposal creates confusion by conflicting with the Company's existing 2003 Incentive Stock Plan and Elected Officer Annual Incentive Plan and the Incentive Compensation Plan for Employees of the Boeing Company and Subsidiaries (collectively, the "Existing Plans").

Just three days ago, the Staff in *SunTrust Banks, Inc.* (Jan. 6, 2015) explicitly concluded that a shareholder proposal nearly identical to the Proposal and using many of the Proposal's exact words and phrases, such as "manage or monitor conduct or risks" and "significant financial or reputational harm" could not be excluded from SunTrust's 2015 proxy materials pursuant to Rule 14a-8(i)(3). Here as in *SunTrust*, the Proposal uses plain language and common terms understandable to both the Company and its shareholders. There is also no conflict between the Existing Plans' clawback provision and the Proposal that could possibly make the Proposal vague or confusing. In light of that, and based upon my review of the Proposal, the Company's letter, and Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2015 proxy materials. Accordingly, the Funds respectfully request that the Staff deny Boeing's request for "no-action" relief.

I. The Proposal

The Proposal seeks to promote sustainable value creation for all shareholders by establishing a heightened clawback policy for senior executives' incentive compensation. The "Resolved" clause of the Proposal states:

> RESOLVED: Shareholders of The Boeing Company ("Boeing") urge the Compensation Committee of the Board of Directors (the "Committee") to amend Boeing's Clawback Policy (the "Policy") to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or Boeing policy that causes significant financial or reputational harm to Boeing and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclose to shareholders the circumstances of any recoupment. The Policy should also provide that if no recoupment under the Policy occurred in the previous fiscal year, a statement to that effect will be included in the proxy statement.
>
> "Recoupment" includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which Boeing retains control. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

II. The Proposal Is Not Impermissibly Vague and Does Not Violate Rule 14a-8(i)(3)

A company may only exclude a shareholder proposal pursuant to Rule 14a-8(i)(3) if "the language of the proposal or the supporting statement renders the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (September 15, 2004). As shown below, the Company has not demonstrated that it is entitled to this narrow exclusion and, accordingly, Boeing is required to include the Proposal in its 2015 proxy materials.

A. <u>The Proposal Uses Plain Language and Common Terms</u>

The Proposal is an executive compensation clawback proposal that was carefully drafted to include plain language and common terms that would be understandable to both Boeing and its shareholders. Indeed, in *McKesson Corp.* (May 17, 2003) and *Bank of America Corp.* (Mar. 8, 2011), the Staff expressly found that executive compensation clawback proposals similar to the Proposal could not be excluded from each company's proxy materials under Rule 14a-8(i)(3).

Although the Proposal uses common and accessible language, the Company incorrectly asserts that neither it nor its shareholders could understand what is meant by "significant financial or reputational harm" or by a failure "to manage or monitor conduct or risk." (Company Letter at 2-4.) The Staff has consistently declined to allow companies, such as Boeing, to exclude shareholder proposals that do leave commonly understood terms undefined. Put differently, there is no requirement that shareholders, such as the Funds, spend time and energy crafting detailed definitions for common words with plain meanings. *See, e.g., Exelon Corp.* (Jan. 2, 2014) (proposal did not define "named executive officers," "all employees" or "total compensation"); *Bank of America Corp.* (Mar. 8, 2011) (proposal did not define "financial or operating metrics," "materially unsustainable" or "other similar developments"); *Goldman Sachs Group, Inc.* (Feb. 18. 2011) (proposal did not define "expenditures" and "attempt to influence the general public, or segments, thereof"). In *Exelon*, *Bank of America*, and *Goldman Sachs*, the Staff would not permit exclusion of the proposal and explained that it was "unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff's recent *SunTrust* decision explicitly concluded that a shareholder proposal using the same phrases that Boeing has objected to – "manage or monitor conduct or risks" and "significant financial or reputational harm" – was not "inherently vague or indefinite." Similarly, in *AT&T, Inc.* (December 6, 2014), the Staff held that a shareholder proposal could not be excluded as vague or misleading even though it used complex, but commonly understood, phrases, such as "Direct and indirect lobbying" and "grassroots lobbying."

The Company insists that the phrase "significant financial or reputational harm" is vague because the terms are subject to two possible interpretations. According to the Company, "shareholders may reasonably read 'significant' as either synonymous with 'material' . . . or as involving a much lower threshold." (Company Letter at 3.) The Staff expressly rejected this argument in *SunTrust*. Boeing's position is illogical and ignores the Funds' supporting statement that frames the Proposal's parameters. (Company Letter Ex. A.) Rule 14a-8(i)(3) "refers explicitly to the supporting statements as well as the proposal as a whole." *Staff Legal Bulletin No. 14B* (September 15, 2004). The Funds' supporting statement, on its face, rules out "material" as the threshold for "significant financial or reputational harm." (*See* Company Letter Ex. A) Specifically, the supporting statement makes clear that "significant damage could be caused by misconduct that does not necessitate a financial restatement." (*Id.*) Indeed, the Company acknowledges that material harm "would likely require a financial restatement to be filed with the Commission." (Company Letter at 3.)

The Company further argues that "the Proposal provides no guidance regarding how 'reputational harm' might be measured or quantified." (Company Letter at 3). Boeing claims that it has "an established reputation with many constituencies . . . [and] [t]he Proposal does not provide any guidance regarding whose perception of the Company's reputation needs to be diminished or by how much for a . . . recoupment . . . to be triggered." This position is illogical. "Reputational harm" means that same thing, regardless of how many "constituencies" the Company has or how each "constituency" specifically measures reputational harm. In fact, Boeing itself uses the Proposal's precise words in its *Ethical Business Conduct Guidelines* (the "Guidelines") without further definition or clarification. The Guidelines expressly caution employees that "[a]ctivities that create the appearance of a conflict of interest must also be avoided to ensure that the ***reputation*** of Boeing and its employees is not ***harmed***." *See* http://www.boeing.com/assets/pdf/companyoffices/aboutus/ethics/ethics_booklet.pdf at 16 (last visited Jan 8, 2015) (emphasis added). The Boeing website indicates that the Guidelines are distributed to each Company employee and that each employee, in turn, must certify that he or she understands the Guidelines. Surely Boeing's Board and shareholders are able to understand "reputational harm" as well as its employees. Accordingly, the Company's meritless assertion that "significant financial or reputational harm" is vague or indefinite should be rejected.

The Company also asserts that Proposal is vague because it does not define "manage" or "monitor" or specify what "conduct" or "risks" ought to be reviewed. (Company Letter at 3.) The Staff in *SunTrust* held that a proposal containing these exact words could not be excluded pursuant to Rule 14a-8(i)(3). Indeed, these are commonly understood and straight-forward terms. The Company and stockholders can determine with "reasonable certainty" what it means to "manage" or "monitor" "conduct" or "risks." *See Staff Legal Bulletin No. 14B.* These terms are routinely used by Boards of Directors and shareholders, and, therefore, do not require a formal definition. Boeing's own Guidelines refer to "monitoring compliance" and "[c]onduct[ing] . . . day-to-day business with integrity" and "tak[ing] actions to manage" without further definition. *See* Guidelines at 5, 32, 37. Moreover, the Proposal gives the Company's Board sufficient leeway to implement the Proposal, including developing more precise language or definitions as needed.

The Company's reliance on *Boeing Co.* (Mar. 2, 2011), *General Motors Corp.* (Mar. 26, 2009), *Prudential Financial, Inc.* (February 16, 2007), and *Verizon Communications, Inc.* (Feb. 21, 2008) (Company Letter at 3) is misplaced. In these cases, the shareholder proposals at issue failed to clarify the most basic terms including the types of executive compensation at issue or the time period to be used. *General Motors*, *Prudential*, *Boeing*, and *Verizon* do not suggest that the Staff will exclude executive compensation proposal simply because they fail to define all words or phrases. Here, the Proposal uses terms readily understood by executives and shareholders, and therefore, may not be excluded pursuant to Rule 14a-8(i)(3).

B. There is No Confusing Conflict between the Proposal and Boeing's Existing Plans

The Company also asserts that the Proposal is impermissibly vague and confusing, and should be excluded pursuant to Rule 14a-8(i)(3) because there is some unspecified "conflict" between the Proposal and Boeing's Existing Plans that the Proposal does not address. (Company

Letter at 4-5.) Yet, the Company fails to particularize what portions of the Existing Plans conflict with the Proposal or explain how these unmentioned conflicts render the proposal vague or confusing.

In fact, the Company's Existing Plans already contain a clawback mechanism, albeit a mandatory and narrow one that "expressly limits when Boing may seek recoupment or reimbursement of executive compensation." (Company Letter at 4.) The Proposal would add only a secondary and discretionary clawback tool. The Company acknowledges that the Proposal states that it should be implemented in a way that "does not violate any contract, compensation plan, law or regulation." (Company Letter at 5.) The Proposal, by its own terms, cannot conflict with, or violate the terms of, the Company's Existing Plans. Accordingly, there is no "direct conflict" that the Proposal "fails to address." (*Id.*) More importantly, every clawback proposal seeks some change to a company's existing compensation or incentive plan, and therefore, the Proposal cannot be deemed to violate Rule 14a-8(i)(3) for doing so.

The Staff has declined to issue no-action advice under Rule 14a-8(i)(3) on executive compensation proposals that would simply add additional, non-conflicting provisions to a company's executive compensation proposal. In *Verizon Communications, Inc.* (Jan. 21, 2010), the company claimed that a shareholder proposal that would add a vesting requirement to the company's long term executive compensation policy was confusing. Specifically, Verizon argued that the proposal at issue contained "numerous ambiguities and uncertainties" because it was not clear whether the proposal was an amendment to the existing policy or a new policy and that this ambiguity was confusing and misleading. *Id.* The Staff declined to grant "no-action" relief on the grounds that the proposal was vague, confusing, or had some unaddressed "conflict" with the existing plan. *Id. See also Citigroup, Inc.* (Feb. 5, 2013) (shareholder proposal that would add to the company's existing plan not misleading or vague pursuant to Rule 14a-8(i)(3); *The Walt Disney Co.* (Dec. 27, 2010) (shareholder proposal that would add, to the company's stock incentive plan performance goals was not vague pursuant to Rule 14a-8(i)(3)). Here the Funds' Proposal seeks only to add a secondary clawback tool to the Company's existing mandatory clawback. Therefore, as in Verizon, there is no "confusing" conflict that make the Proposal vague or misleading.

Deere & Co. (Nov. 4, 2013) and *USA Technologies, Inc.* (Mar. 27, 2013), cited by the Company (Company Letter at 5) are inapposite. As *Boeing* admits, these "no-action" decisions concerned situations where a shareholder proposal conflicted with the company's existing bylaws. (*Id.*) In other words, *Deere* and *USA Technologies* involved proposals where it was unclear how or whether the proposal at issue could be implemented because of the unresolved bylaw conflict. In both situations, ordinary shareholders could not resolve the bylaw conflict (or fully evaluate the proposal) without further guidance. Here, there is nothing in the Existing Plans or any corporate bylaw that prohibits implementation of the Proposal. The Proposal is also not confusing or in conflict with the Existing Plans because the Proposal, by its own terms, "should . . . be implemented in a way does not violate any contract, compensation plan, law or regulation." (Company Letter at 5.) Most importantly, ordinary shareholders and Boeing can easily comprehend the relationship between the Proposal and the Existing Plans from the face of the Proposal and supporting statement.

III. Conclusion

Like the similar proposal in *SunTrust*, the Proposal is a proper executive compensation clawback initiative that uses straight-forward language and common terms that are understandable to both the Company and its shareholders. Moreover, there is no conflict between the Proposal and the Existing Plans containing Boeing's existing clawback that could possibly make the Proposal confusing to shareholders or the Company. Because the Company has failed to establish that the Proposal is impermissibly vague, the Proposal may not be excluded under Rule 14a-8(i)(3).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Sincerely,



Nicole M. Hudak

cc: Michael F. Lohr, Esq.
Vice President, Assistant General Counsel,
& Corporate Secretary
The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596



Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 17, 2014

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Relating to Amending Clawback Policy

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") submitted by the Comptroller of the City of New York on Behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponents") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2015 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachment to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachment to the Proponents as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 13, 2015.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents must send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if the Proponents submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

THE PROPOSAL

The Proposal states, in relevant part:

> *RESOLVED: Shareholders of The Boeing Company ("Boeing") urge the Compensation Committee of the Board of Directors (the "Committee") to amend Boeing's Clawback Policy (the "Policy") to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or Boeing policy that causes significant financial or reputational harm to Boeing and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclose to shareholders the circumstances of any recoupment. The Policy should also provide that if no recoupment under the Policy occurred in the previous fiscal year, a statement to that effect will be included in the proxy statement.*

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE MATERIALLY FALSE AND MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The Proposal fails to define "significant financial or reputational harm" or explain what constitutes a failure "to manage or monitor conduct or risks."

The Proposal purports to require the Compensation Committee (the "Committee") to consider recoupment of a senior executive's compensation whenever (emphasis added):

1. "There has been misconduct resulting in a violation of law or Boeing policy that causes ***significant financial or reputational harm to Boeing***" or

2. "The senior executive either committed the misconduct or failed in his or her responsibility to ***manage or monitor conduct or risks***."

Each requirement contains a key phrase that is unexplained, and that would result in materially different interpretations such that neither shareholders nor the Company would be able to determine with reasonable certainty exactly what actions or measures the Proposal requires.

"Significant financial or reputational harm to Boeing." Shareholders may reasonably read "significant" as either synonymous with "material" (which would likely require a financial restatement to be filed with the Commission) or as involving a much lower threshold. Given that the consequences of that determination could include the need for a potentially lengthy and burdensome formal Committee recoupment review (especially when a financial restatement is not required to be filed with the Commission), a clear understanding of what constitutes "significant" under the language of the Proposal is crucial to carrying out the intended result of the Proposal. Similarly, the Proposal provides no guidance regarding how "reputational" harm might be measured or quantified. Boeing has an established reputation with many different constituencies, including, but not limited to: customers, competitors, shareholders, suppliers and the general public. The Proposal does not provide any guidance regarding whose perception of the Company's reputation needs to be diminished or by how much for a formal Committee recoupment review to be triggered. Not only would it be impossible for shareholders to evaluate this standard, it would be impossible for the Company or the Committee to reliably assess whether it was in compliance with such a policy if implemented.

"[M]anage or monitor conduct or risks." Neither the Proposal nor the supporting statement explains the meaning of "manage" or "monitor" or what "conduct" or "risks" the Committee must review. Furthermore, neither the Proposal nor the supporting statement even requires that such "conduct" or "risks" relate to Boeing. The Proposal establishes no relationship between the "fail[ure]...to manage or monitor conduct or risks" and the "misconduct" cited earlier in the Proposal. Under one possible reading, misconduct by a third party that resulted in "significant...harm" to Boeing could automatically trigger a required formal Committee recoupment review, as all Boeing senior executives involved, directly or indirectly, in the third party's actions on Boeing's behalf could reasonably be viewed as having "failed...to manage...conduct or risks," even if they had acted diligently and reasonably at all times. Alternatively, shareholders could reasonably interpret these words as requiring some definable nexus between a senior executive's conduct and the misconduct in question. Under the second reading, however, the Proposal includes no guidance as to what standard of conduct (*e.g.*, negligence or gross negligence) would constitute a "failure in his or her responsibility." As a threshold matter, whose "conduct" and what "risks" are to be covered by this policy? As the Proposal is written, only the content of the recoupment decision is at the Committee's discretion. The review and determination themselves would be mandatory, as the Proposal states that the Committee "*will*... review, and determine whether to seek recoupment of, incentive compensation" [emphasis added]. As a result, the universe of "conduct" or "risks" to be addressed, and what would constitute a "fail[ure] to manage or monitor" them, are key elements of the Proposal that are not sufficiently defined.

The Staff has consistently permitted the exclusion of shareholder proposals related to executive compensation that failed to define or sufficiently explain key terms or that are subject to materially different interpretations such that neither shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. *See, e.g., Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was insufficiently defined); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of proposal seeking elimination of incentives for CEOs and directors but that failed to define "incentives"); *Verizon Communications, Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal seeking new short- and long-term award criteria because the proposal failed to define key terms, set forth formulas for calculating awards or otherwise explain how the proposal would be implemented); and *Prudential Financial, Inc.* (Feb.16, 2007) (permitting exclusion of a proposal seeking shareholder approval of "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis").

This Proposal is distinguishable from other recent shareholder proposals addressing a similar subject matter. In *McKesson Corp.* (May 17, 2013) and *Bank of America Corp.* (Mar. 8, 2011), the Staff did not concur with the exclusion under Rule 14a-8(i)(3) of proposals requesting amendments to company clawback policies. However, neither of those proposals required actions based on "significant financial or reputational harm" and/or a failure to "manage or monitor conduct or risks." Rather, the proposed changes in *McKesson Corp.* involved the elimination of requirements in the company's existing policy that misconduct covered by the policy be "intentional" or result in "material" impacts on the company's financial results. Similarly, the *Bank of America Corp.* proposal only required that any recoupment reviews be tied to "financial or operating metric(s)" and did not purport to require such reviews based on "reputational harm" or monitoring of "conduct or risks" that lacked any explicit or implicit link to company performance.

The Proposal does not address, let alone resolve, the conflict between the proposed policy and the existing terms and conditions of each of Boeing's incentive compensation plans.

Boeing's Elected Officer Annual Incentive Plan and the Incentive Compensation Plan for Employees of the Boeing Company and Subsidiaries (collectively, the "Annual Incentive Plan") and 2003 Incentive Stock Plan (the "Plan" and, together with the Annual Incentive Plans, the "Existing Plans") are the sole means by which Boeing may provide incentive compensation to senior executives. Each Existing Plan, and each grant issued pursuant to the Existing Plans, expressly limits when Boeing may seek recoupment or reimbursement of incentive compensation. In relevant part, each Existing Plan and associated grant requires reimbursement of any payment or award where "(1) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the Securities and Exchange Commission; (2) the Board determines the executive engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the executive based upon the restated financial results."[1] The above language sets forth the parameters within which Boeing may seek recoupment of incentive compensation awarded to its senior executives. Despite the Proposal's exhortation that it not "violate any contract, compensation plan, law or regulation," the Proposal utterly fails to address the conflict between its terms and the terms of the Plans.

The Staff has permitted exclusion of proposals as vague and indefinite under Rule 14a-8(i)(3) when the proposal's implementation would directly conflict with existing bylaw provisions. In *Deere & Co.* (Nov. 4, 2013), the Staff permitted exclusion of a proposal that requested a "policy that, whenever possible, the chairman of our board of directors shall be an independent director." The proposal directly conflicted with the company's existing bylaws, which specifically require that the chairman of the board also serve as chief executive officer. Because the proposal did not address this conflict, it was unclear whether the board would have been required to follow the company's bylaws or the policy requested by the proposal. The Staff therefore concluded that "in applying this particular proposal to Deere, neither shareholders nor the company would be able to determine with any reasonably certainty exactly what actions or measures the proposal require[d]" and granted relief to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also USA Technologies, Inc.* (Mar. 27, 2013) (permitting exclusion under Rule 14a-8(i)(3) as vague and indefinite when the proposal asked the board to adopt a policy that directly conflicted with an existing bylaw provision and the proposal did not address the conflict).

While the conflict introduced by the Proposal does not relate to the Company's bylaws as in *Deere & Co.*, the conflict would be no less difficult for the Company's shareholders to resolve absent further guidance in the Proposal or supporting statement. In particular, adoption of the Proposal—even on a prospective basis—would require shareholders to guess as to whether the policy would (a) require the Board to violate the terms of the Existing Plans and the associated grants, (b) be subject to the contractual commitments in the Existing Plans and, therefore, be of absolutely no effect whatsoever, or (c) require "prospectively" to be read such that the policy were to apply following expiration of the Existing Plans and all outstanding grants pursuant to such plans.

Given that the Proposal fails to define key terms and fails to address the direct conflict it would introduce with Boeing's existing incentive compensation plans, the Company believes that neither shareholders nor Boeing would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Further, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. As such, the Company believes that the Proposal may be omitted in reliance on Rule 14a-8(i)(3).

---

[1] See Section 9(a) of the Elected Officer Annual Incentive Plan available at www.sec.gov/Archives/edgar/data/12927/000119312507232400/dex106.htm, Section 9 of the Incentive Compensation Plan for Employees of the Boeing Company and Subsidiaries available at www.sec.gov/Archives/edgar/data/12927/000119312507232400/dex107.htm, and Section 17.1 of the Plan available at www.sec.gov/Archives/edgar/data/12927/000119312514187653/d716384dex101.htm.

*   *   *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Sincerely,



Michael F. Lohr
Corporate Secretary

Enclosure

cc: Michael Garland

Exhibit A

The Proposal and All Related Correspondence



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 5, 2014

Mr. Michael F. Lohr
Corporate Secretary
The Boeing Company
100 North Riverside Plaza
MC 5003-1001
Chicago, IL 60606-1596

Dear Mr. Lohr:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of The Boeing Company common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland
Enclosure

RESOLVED: Shareholders of The Boeing Company ("Boeing") urge the Compensation Committee of the Board of Directors (the "Committee") to amend Boeing's Clawback Policy (the "Policy") to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or Boeing policy that causes significant financial or reputational harm to Boeing and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclose to shareholders the circumstances of any recoupment. The Policy should also provide that if no recoupment under the Policy occurred in the previous fiscal year, a statement to that effect will be included in the proxy statement.

"Recoupment" includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which Boeing retains control. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

SUPPORTING STATEMENT:

Boeing is subject to U.S. government inquiries and investigations that could result in fines, penalties or debarment from eligibility for future government contracts. In 2012, the Federal Aviation Administration proposed a $13.6 million civil penalty against Boeing for delays in telling airlines how to prevent fuel-tank explosions on 383 aircraft. In 2013, the FAA proposed a $2.7 million civil penalty against Boeing for allegedly using aircraft parts that did not meet standards. Such resolutions can cause reputational as well as financial harm.

As long-term shareholders, we believe compensation policies should promote sustainable value creation. We agree with former GE general counsel Ben Heineman Jr. that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity."
(http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Currently, Boeing's Policy provides for recoupment of incentive compensation from certain executives "if the Board determines that the executive engaged in intentional misconduct that caused or substantially caused the need for a substantial restatement of financial results and a lower payment would have been made to the executive based on the restated financial results."

In our view, significant damage can be caused by misconduct that does not necessitate a financial restatement, and it may be appropriate to hold accountable a senior executive who did not commit misconduct but who failed in his or her management or monitoring responsibility. Our proposal gives the Committee discretion to decide whether recoupment is appropriate in particular circumstances.

Finally, shareholders cannot monitor enforcement without disclosure. We are sensitive to privacy concerns and urge Boeing to adopt a policy that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote for this proposal.



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 5, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: BOEING CO / THE

Cusip: 097023105

Shares: 487,021

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET.

Derek A. Farrell
Asst Vice President Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 5, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: BOEING CO / THE

Cusip: 097023105

Shares: 594,115

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169

Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 5, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: BOEING CO / THE

Cusip: 097023105

Shares: 3,430

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET.

Derek A. Farrell
Asst Vice President Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy MA 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 5, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: BOEING CO / THE

Cusip: 097023105

Shares: 144,046

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 5, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: BOEING CO / THE

Cusip: 097023105

Shares: 32,696

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President